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UNITED ST[redacted]
SECURITIES AND EXCHA[redacted]
Washington, D[redacted]

04003483

RECEIVED MAR - 1 2004 PROCESSING SECTION 183

CM 3.22

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 45147

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2003 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

MetCap Securities, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

405 Lexington Avenue, 39th Floor
(No. and Street)

New York (City) | New York (State) | 10174 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Murray Forman (212) 370-3933
(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rothstein, Kass & Company, P.C.
(Name -- *if individual, state last, first, middle name*)

85 Livingston Avenue (Address) | Roseland (City) | New Jersey (State) | 07068 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02) ***Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.***

OATH OR AFFIRMATION

I, Murray Forman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MetCap Securities, LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title

Notary Public

LAWRENCE M. LEVINSON
Notary Public, State of New York
No. 31-4873910
Qualified in New York County
Commission Expires Aug. 31, 2004

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal accounting control.
- [ ] (p) Schedule of segregation requirements and funds in segregation--customers' regulated commodity futures account pursuant to Rule 171-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

METCAP SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
AND
INDEPENDENT AUDITORS' REPORT

DECEMBER 31, 2003

METCAP SECURITIES, LLC

CONTENTS

85 Livingston Avenue
Roseland, NJ 07068-1785
973-994-6666/Fax 973-994-0337
www.rkco.com

New York • Beverly Hills • San Francisco • Dallas • Walnut Creek, CA • Roseland, NJ • Cayman Islands

Rothstein, Kass & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Member
MetCap Securities, LLC

We have audited the accompanying statement of financial condition of MetCap Securities, LLC as of December 31, 2003. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of MetCap Securities, LLC as of December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Rothstein, Kass & Company, P.C.

Roseland, New Jersey
February 4, 2004

METCAP SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2003

ASSETS		
Cash	$	926,682
LIABILITIES AND MEMBER'S EQUITY		
Liabilities, accrued expenses	$	12,500
Commitment		
Member's equity		914,182
	$	926,682

See accompanying notes to financial statements.

1. Organization and nature of operations

MetCap Securities, LLC, (Successor to WFN Invest, Inc.) (the "Company") is a New York limited liability company and is wholly owned by MetCap Holding, LLC (the "Sole Member"). The Company is registered as a broker-dealer with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers, Inc. (NASD). The Company's operations are primarily comprised of selling variable life insurance annuities and private placement securities.

On September 19, 2002, the Sole Member acquired all of the outstanding shares of capital stock of WFN Invest, Inc. MetCap Securities, LLC was formed on September 30, 2002 to succeed by merger to the business of WFN Invest, Inc. Effective October 4, 2002, WFN Invest, Inc. was merged with and into MetCap Securities, LLC with the Company as the surviving entity.

2. Summary of significant accounting policies

Advisory Fees and Commissions

Advisory fees are recorded in accordance with the terms of the advisory fee agreements. Commissions earned on private placement variable life insurance contracts approximate 3%.

Income Taxes

No provision for income taxes has been recorded because the Company is a limited liability company. Accordingly, its Sole Member reports its share of the Company's income or loss on its income tax returns.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. Exemption from Rule 15c3-3

The Company is exempt from SEC Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

4. Net capital requirement

The Company, as a member of the NASD, is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2003, the Company's net capital was approximately $914,000, which was $909,000 in excess of its minimum requirement of $5,000.

5. Related party transactions

Effective October 1, 2002, the Company entered into an Administrative Services Agreement (the "Agreement") with its Sole Member. The Agreement required the Sole Member to provide all services required by the Company to operate its business, including but not limited to, salaries, office facilities and services, office equipment, technology, and other general administrative services. The Company would fully reimburse the Sole Member for the payments of those expenses if the Company's revenues were sufficient to pay such expenses. The Agreement was for a period of fifteen months and is cancelable only with written approval by each party upon thirty days notice and requires the Company to pay its own expenses once its revenues are sufficient to pay such expenses. For the period January 1, 2003 through September 30, 2003, as provided for by the Agreement, the Sole Member agreed to waive payment of such expenses by the Company in the amount of approximately $354,000. As of October 1, 2003, the Company had generated sufficient revenue to cover its expenses.

6. Commitment

The Company leases office space under an agreement that expires May 30, 2005. The lease requires a fixed base rent of approximately $19,000 per month, with additional rent due for electric charges. Approximate future minimum rental payments are as follows:

Year ending December 31,	
2004	$ 228,000
2005	95,000
	$ 323,000

Rent expense from January 1, 2003 through October 1, 2003 was paid by the Sole Member in accordance with the Agreement. November and December rent of $37,501 was paid directly by the Company to the lessor.